GarageSkins, Inc.



ANNUAL REPORT

570 S Clearwater Loop, Ste E

Post Falls, ID 83854

(833) 775-7546

https://www.garageskins.com/

This Annual Report is dated April 28, 2025.

BUSINESS

Company Overview

GarageSkins, Inc. is a consumer home improvement products manufacturing and sales company that builds and sells high-quality home improvement goods in a safe, clean atmosphere that encourages diversity, accountability, and open communication while also striving for strong profitability. We continue to provide the highest service standards in our every interaction with end customers, suppliers, retail partners, and fellow team members. Our initial product is a 2-car GarageSkins® system, used to cosmetically transform steel sectional overhead garage doors to the upscale custom look of real wood carriage doors.

Business Model

GarageSkins, Inc. follows a direct-to-consumer (DTC) model. We believe the market is ready for GarageSkins® systems based on very positive feedback on social media, and the Company's greatest focus initially will be on producing a high-quality product at scale. We have production planned in our existing 60,000 sq. ft. factory that we expect will allow us to scale.

We believe eliminating the standard and outdated model of distribution to wholesale allows the Company to keep profits in its pockets, not the retailers'. With no like product in the marketplace and patent protection, we believe it will stay that way for the foreseeable future and GarageSkins, Inc. will continue to grow.

Intellectual Property

The GarageSkins® system is utility patent protected to deter competitors. Wells St. John LLP of Spokane, WA is the patent attorney for GarageSkins, Inc. The United States Utility Patent was issued in April 2015 for the GarageSkins® and WindowSkinsTM systems with a continuing-claims patent issued in February 2017 to expand that protection.

The principal allowed claims deal with:

1. A panel faced with wood veneer with magnets and a high-friction rear coating to removably adhere the panel to a garage door.

2. The decorative features added to the outer face of the panel so it emulates an expensive wooden carriage door.

Trademark registration has been issued for the name GarageSkins®. This will help protect the name indefinitely and allow GarageSkins, Inc. to build strong product awareness around our brand.

There are other issued patents in this field that deal with wood overlaid onto steel garage doors during the manufacturing process; however, all include permanent bonding of those materials during the initial construction process and do not contemplate a system that is attachable and removable after a garage door has been installed. It was this idea of removable attachment on which the USPTO based its allowance of all requested claims.

Source: https://patents.google.com/patent/US9567794B2/en?q=(garageskins)&oq=garageskins

Corporate Structure

GarageSkins, Inc. was initially organized as GarageSkins LLC, an Oregon limited liability company on 11/27/2012. On 12/30/2014, GarageSkins, LLC wound down. GarageSkins, Inc., an Oregon corporation, was formed on 12/24/2014.

Company Overview

GarageSkins, Inc. is a consumer home improvement products manufacturing and sales company that builds and sells high-quality home improvement goods in a safe, clean atmosphere that encourages diversity, accountability, and open communication while also striving for strong profitability. We continue to provide the highest service standards in our every interaction with end customers, suppliers, retail partners, and fellow team members. Our initial product is a 2-car GarageSkins® system, used to cosmetically transform steel sectional overhead garage doors to the upscale custom look of real wood carriage doors.

Business Model

GarageSkins, Inc. follows a direct-to-consumer (DTC) model. We believe the market is ready for GarageSkins® systems based on very positive feedback on social media, and the Company's greatest focus initially will be on producing a high-quality product at scale. We have production planned in our existing 60,000 sq. ft. factory that we expect will allow us to scale.

We believe eliminating the standard and outdated model of distribution to wholesale allows the Company to keep profits in its pockets, not the retailers'. With no like product in the marketplace and patent protection, we believe it will stay that way for the foreseeable future and GarageSkins, Inc. will continue to grow.

Intellectual Property

The GarageSkins® system is utility patent protected to deter competitors. Wells St. John LLP of Spokane, WA is the patent attorney for GarageSkins, Inc. The United States Utility Patent was issued in April 2015 for the GarageSkins® and WindowSkins^{TM} systems with a continuing-claims patent issued in February 2017 to expand that protection.

The principal allowed claims deal with:

1. A panel faced with wood veneer with magnets and a high-friction rear coating to removably adhere the panel to a garage door.

2. The decorative features added to the outer face of the panel so it emulates an expensive wooden carriage door.

Trademark registration has been issued for the name GarageSkins®. This will help protect the name indefinitely and allow GarageSkins, Inc. to build strong product awareness around our brand.

There are other issued patents in this field that deal with wood overlaid onto steel garage doors during the manufacturing process; however, all include permanent bonding of those materials during the initial construction process and do not contemplate a system that is attachable and removable after a garage door has been installed. It was this idea of removable attachment on which the USPTO based its allowance of all requested claims.

Source: https://patents.google.com/patent/US9567794B2/en?q=(garageskins)&oq=garageskins

Corporate Structure

GarageSkins, Inc. was initially organized as GarageSkins LLC, an Oregon limited liability company on 11/27/2012. On 12/30/2014, GarageSkins, LLC wound down. GarageSkins, Inc., an Oregon corporation, was formed on 12/24/2014.

Previous Offerings

Name: Series A Preferred Stock

Type of security sold: Equity

Final amount sold: $4,047,543

Number of Securities Sold: 6,014,410

Use of proceeds: Funds have been used to continue company operations, supporting sales and production.

Date: August 17, 2023

Offering exemption relied upon: 506(b)

Name: Series Seed-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $558,798

Number of Securities Sold: 1,065,184

Use of proceeds: Funds were used to complete R&D and support company operations through product launch

Date: April 01, 2022

Offering exemption relied upon: 506(b)

Name: Series Seed Preferred Stock

Type of security sold: Equity

Final amount sold: $1,365,745

Number of Securities Sold: 4,065,061

Use of proceeds: funds were used to lease facilities, onboard staff and Management, complete R7R for product line including testing.

Date: December 11, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2022 was $766,284, almost 18 times more than 2023's revenue of $44,131.

The revenue growth was driven by a higher market awareness in 2024 and targeted SEO to educate potential customers about our new home improvement concept. With only $77,161 marketing spend we realized a 10% CAC.

Sale were throttled for the first 1/2 of the year due to production constraints, however with a cash infusion from our Venture Capital partners, production was brought fully online in June, 2024, giving sales the confidence to start fully

marketing the product line.

Cost of Goods

Cost of Goods in 2024 was $2,943,885, compared to $102,998 in 2023. Significant raw materials purchases in 2024 and visibility towards higher-scale production led to a net negative top line margin with reserve raw materials projected to lower cost of goods in 2025. Additionally, we began adding our facility cost and labor payroll into our COGS to give a higher clarity as to our progress towards gross margin positive. This has led to a much higher COGS than previously projected.

Gross margins

2024 saw a significant net loss of $2,177,601 as the company deployed resources into increasing manufacturing capacity, facilities build-out, and grew headcount to 50 to accelerate production and build down backlog . 2023 had previously seen net losses of $58,867 which met plan to outfit the manufacturing facility, build out internal structure, and other expenses associated with a new start-up enterprise.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2024 increased $55,013 from 2023. The primary driver of expenses was an increase in customer services employees and marketing spend.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because very little attention has been paid to marketing as our entire focus has been growing production. With production greatly accelerating focus can now be placed on developing our market to its fullest potential. Past cash was primarily generated through sales, equity investments and debt. Our goal is to reach cash positive to support company operations through sale of product only.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $491,436.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Doornink Investments LTD

Amount Owed: $264,118.00

Interest Rate: 5.0%

Maturity Date: November 01, 2023

Creditor: Doornink Investments LTD

Amount Owed: $205,031.00

Interest Rate: 5.0%

Maturity Date: June 24, 2024

Extendable upon mutual agreement.

Creditor: Julie Medlen

Amount Owed: $21,495.00

Interest Rate: 0.0%

The debt matures once equity sales aggregate of $500,000. Extendable upon mutual agreement.

Creditor: Julie Medlen

Amount Owed: $275,594.00

Interest Rate: 5.0%

This included a penalty of $69,000 plus 5% interest added to the principal amount of $200,000 should the note not be repaid within 55 days. It was not repaid within 55 days and now has an outstanding balance of $275,594.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Rick Medlen

Rick Medlen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, Chairman of the Board

Dates of Service: November, 2012 - Present

Responsibilities: Rick leads the GarageSkins team on a day-to-day basis from the vision to the operations. Rick receives a salary of $100,000

Name: Ronald Doornink

Ronald Doornink's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2020 - Present

Responsibilities: Ron serves on the board of directors. He does not receive compensation.

Other business experience in the past three years:

Employer: Doornink Investments, LTD

Title: Managing Director

Dates of Service: April, 2018 - Present

Responsibilities: Oversee all financial activities.

Other business experience in the past three years:

Employer: Stella & Chewy's

Title: Director and Investor

Dates of Service: October, 2013 - Present

Responsibilities: Duties typical to a member of Board of Directors in consumer goods company.

Other business experience in the past three years:

Employer: Stripes

Title: Co-Investor and Limited Partner

Dates of Service: May, 2006 - Present

Responsibilities: Investor/ Limited Partner with no day-to-day responsibilities.

Other business experience in the past three years:

Employer: Fight Colorectal Cancer

Title: Member Board of Directors

Dates of Service: March, 2017 - Present

Responsibilities: Duties associated with Board of non-profit organization

Name: Robert Gerald Brock

Robert Gerald Brock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Operations

Dates of Service: February, 2022 - Present

Responsibilities: Robert is responsible for production, human resources, and EH&S. Robert receives an annual compensation of $140,000.

Other business experience in the past three years:

Employer: Jeld-Wen

Title: Production Manager

Dates of Service: March, 2021 - February, 2022

Responsibilities: Oversaw all operations, responsibility for hitting daily production goals.

Other business experience in the past three years:

Employer: CarMax

Title: Manager of Strategic Development

Dates of Service: July, 2018 - February, 2021

Responsibilities: Managed all back-end operations

Name: Julie Elton Medlen

Julie Elton Medlen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Sales and Marketing

Dates of Service: March, 2021 - Present

Responsibilities: Julie manages the sales and marketing side of the business. She receives $72,000 in annual salary.

Other business experience in the past three years:

Employer: Custom Decorators, Inc

Title: Regional and Special Projects Manager

Dates of Service: July, 1993 - March, 2021

Responsibilities: Julie developed and reached sales goal, recruited and trained staff, led sales team, collaborated with marketing and maintained key partner relationships.

Name: Chris David Erickson

Chris David Erickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Treasurer

Dates of Service: November, 2020 - Present

Responsibilities: Chris provides advice to the president. He does not receive compensation.

Other business experience in the past three years:

Employer: Albany Helping Hands, Inc.

Title: Volunteer Board Treasurer

Dates of Service: November, 2016 - Present

Responsibilities: Monitor accounting records and banking records, present financial statements to the Board of Directors, prepare budgets, Invest excess funds in U.S. Treasury securities, apply for financing of real property purchases.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Rick Medlen

Amount and nature of Beneficial ownership: 6,400,000

Percent of class: 50.31

RELATED PARTY TRANSACTIONS

Name of Entity: Julie Medlen

Relationship to Company: Officer

Nature / amount of interest in the transaction: On June 1, 2017, the company entered into a line of credit promissory note with Julie Medlen, one of the shareholders and corporate officer, in the amount of $15,000. The note bears no interest rate. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $21,495.

Material Terms: There is no interest rate, the outstanding balance is $21,495.

Name of Entity: Doornink Investments, LTD

Names of 20% owners: Ronald Doornink

Relationship to Company: The company is solely owned by shareholder and Board member Ronald Doornink.

Nature / amount of interest in the transaction: On November 1, 2021, the company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member Ronald Doornink) in the amount of $250,000. The loan bears an interest rate of 5% and has a maturity date of November 1, 2023. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $305,855 and $251,063, respectively.

Material Terms: The loan bears an interest rate of 5% and has a maturity date of November 1, 2023 which has been extended to Nov 1, 2025. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $305,855 and $251,063, respectively.

Name of Entity: Julie Medlen

Relationship to Company: Officer

Nature / amount of interest in the transaction: On February 18, 2022, the company entered into a Revolving Balance Loan Agreement with Julie Medlen in the amount of $200,000. The loan bears an interest rate of 5% and included a penalty of $69,000 for non-short-term repayment. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $205,031 and $0, respectively.

Material Terms: The loan bears an interest rate of 5%. Partial repayment of this loan was paid to Julie Medlen on April 12, 2024 in the amount of $159,000 and the remainder rewritten into a new 5-year note with 5% interest and annual interest payments due every April until repaid in full.

OUR SECURITIES

The company has authorized Voting Common Stock, Non-Voting Common Stock, Series Seed-1 Preferred Stock, Series A Preferred Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 735,714 of Series A Preferred Stock.

Voting Common Stock

The amount of security authorized is 15,240,000 with a total of 8,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Election of Directors

The Common Stockholders have the right to elect one (2) members of the Board.

Non-Voting Common Stock

The amount of security authorized is 1,700,000 with a total of 1,665,870 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

The total amount outstanding includes 301,883 unexercised options issued pursuant to a stock option plan and 498,707 options reserved pursuant to a stock option plan but unissued. There are no outstanding warrants in effect as of December 31, 2024.

Series Seed-1 Preferred Stock

The amount of security authorized is 558,798 with a total of 558,798 outstanding.

Voting Rights

Series Seed Preferred - 1 is considered a subset of Series Seed for purposes of voting, and therefore along with Series Seed Preferred members participates in the election of (1) Board member.

Material Rights

Series Seed Preferred Stock has the same rights as Series A Preferred Stock as outlined in the Fourth Amended and Restated Articles, the Investors' Rights Agreement, the Voting Agreement and the Right of First Refusal and Co-sale Agreement except as defined below.

Election of Directors

The Series Seed Preferred Stockholders (Series Seed and Series Seed-1), together, have the right to elect one (1) member of the Board.

Series A Preferred Stock

The amount of security authorized is 6,014,410 with a total of 6,014,410 outstanding.

Voting Rights

On any matter presented to the shareholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation (or by written consent of shareholders in lieu of meeting), each holder of outstanding shares of Voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of these Articles, holders of Voting Preferred Stock shall vote together with the holders of Voting Common Stock as a single class. Please also see Voting Rights of Securities Sold in this Offering below and the Voting Agreement in Exhibit F for additional information regarding the voting rights of investors in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy for certain corporate actions.

In Section 4.2 of the Voting Agreement (see Exhibit F) each investor shall grant the CEO of the Company and a designee of the selling investors the power to vote on their behalf on certain matters. These matters include electing people to the company's Board of Directors, voting to increase the number of authorized shares, and voting regarding any sale of the company.

The proxy or power of attorney given is irrevocable, meaning it cannot be withdrawn, and remains in effect until this Agreement ends. This power is given in exchange for the company and the parties agreeing to carry out the transactions outlined in the Agreement.

Each party also agrees to not grant any other proxy or power of attorney with respect to their shares, and they cannot deposit their shares into a voting trust or make any other agreements to vote or give instructions with respect to the voting of their shares, unless and until this Agreement ends. This is to ensure that the voting rights associated with the shares are exercised in accordance with the terms of this Agreement.

Holder of Series A Preferred Stock has the following rights as outlined in Exhibit F - Fourth Amended and Restated Articles of Incorporation. Please see Exhibit F for complete information.

Dividend Rights

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Articles) the holders of the Prefened Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Prefened Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares ofsuch class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section I shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Series Seed Original Issue Price" shall mean $0.3747 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The "Series Seed-1 Original Issue Price" shall mean $0.5246 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "Series A Original Issue Price" shall mean $0.7139 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The "Applicable Original Issue Price" means the Series Seed Original Issue Price with respect to the Series Seed Preferred Stock, the Series Seed-1 Original Issue Price with respect to the Series Seed-1 Preferred Stock and the Series A Original Issue Price with respect to the Series A Preferred Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Corporation available for distribution to its shareholders before any payment shall be made to the holders of common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times (1x) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such Liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Applicable Original Issue Price by the Conversion Price (as defined below) for such share of Preferred Stock, in effect at the time of conversion. The "Conversion Price" for the Preferred Stock shall initially be equal to the Applicable Original Issue Price. Such initial Conversion Price, and the rate at which shares of preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

Redemption Rights

Unless prohibited by Oregon law governing distributions to shareholders, shares of Preferred Stock shall be redeemed by the Corporation at a price per share equal to the Fair Market Value (determined in the manner set forth below) of a single share of Preferred Stock as of the date of the Corporation's receipt of the Redemption Request (the "Redemption Price"), in three (3) annual installments commencing not more than ninety (90) days after receipt by the Corporation at any time on or after the fifth (5th) anniversary of the applicable Original Issue Date from any holder of Preferred Stock

providing written notice requesting redemption of all shares of Preferred Stock (the "Redemption Request"). The unpaid portion of the aggregate Redemption Price payable to any holder of Preferred Stock shall accrue interest at the rate set forth in Section 6.4, beginning on the date a Redemption Request is delivered to the Company. Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Oregon law governing distributions to shareholders. For purposes of this Subsection 6.1, the Fair Market Value of a single share of Preferred Stock shall be the value of a single share of Preferred Stock as unanimously determined by the Board in good faith without consideration of minority interest, marketability or other similar discounts. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a "Redemption Date." On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Preferred Stock owned by each holder, that number of outstanding shares of Preferred Stock determined by dividing (i) the total number of shares of Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies. If on any Redemption Date Oregon law governing distributions to shareholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

Holders of Series A Preferred Stock have the following rights as outlined in an Investor Rights Agreement. Investors in this offering will be singing onto the Second Amended and Restated Investor Rights Agreement which is included in Exhibit F for reference. Please review the Second Amended and Restated Investors Rights Agreement prior to investing.

Drag Along Rights

Holders of Series A Preferred Stock shall be subject to certain Drag Along provisions. Please see Article 3 of the Investors Rights Agreement in Exhibit F for complete information.

Transfer Restrictions

Holders of Series A Preferred Stock shall be subject to certain Restrictions on Transfer. Please see Exhibit F for complete information. Investors in this offering will not be subject to these restrictions (see Section 23 of the subscription agreement).

Right of First Offer

Holders of Series A Preferred Stock who hold at least 667,158 shares of Registrable Securities have a Right of First Offer. Please see Exhibit F for complete information.

"Registrable Securities" means Common Stock, excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection , and excluding for purposes of Section any shares for which registration rights have terminated pursuant to Subsection of this Agreement.

"Registrable Securities then outstanding" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

Holders of Series A Preferred Stock have certain rights and obligations outlined in a Voting Rights Agreement. Investors in this offering will be singing onto the Second Amended and Restated Voting Rights Agreement which is included in Exhibit F for reference. Please review the Second Amended and Restated Voting Agreement prior to investing.

Holders of Series A Preferred Stock have certain rights and obligations outlined in a Right of First Refusal and Co-Sale Agreement. Investors in this offering will be singing onto the Second Amended and Restated Right of First Refusal and Co-Sale Agreement which is included in Exhibit F for reference. Please review the Second Amended and Restated Voting Agreement prior to investing.

Right of First Refusal

In the event that a Key Holder (Richard Melden and Julie Melden) propose to transfer their shares, holders of Series A Preferred shares shall have the right to purchase such shares on the same terms and conditions (participation based on pro rate ownership of holder). See exhibit F for complete information.

Right of Co-sale

In the event that a Key Holder (Richard Melden and Julie Melden) propose to transfer their shares, holders of Series A Preferred shares shall have the right to sell their own shares such shares on the same terms and conditions (participation based on pro rate ownership of holder). See exhibit F for complete information.

Series Seed Preferred Stock

The amount of security authorized is 3,850,000 with a total of 3,770,123 outstanding.

Voting Rights

Voting rights in combination with Series Seed and Series Seed-1 investors limited to electing (1) Board representative

in total, with each share owned receiving an equal vote.

Material Rights

Series Seed Preferred Stock has the same rights as Series A Preferred Stock as outlined in the Fourth Amended and Restated Articles, the Investors' Rights Agreement, the Voting Agreement and the Right of First Refusal and Co-sale Agreement except as defined below.

Election of Directors

The Series Seed Preferred Stockholders (Series Seed and Series Seed-1), together, have the right to elect one (1) member of the Board. Subsequent to an investment by the Innov8 Fund, LLC on April 12, 2024, (2) additional Board seats were added that are assigned by UFP Ventures, LLC. This brings the Board of Directors to a count of (5).

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult

for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our WindowSkins. Delays or cost overruns in the development of our WindowSkins and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Series A Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Please also see the Second Amended and Restated Voting Agreement for additional information regarding voting rights of Series A Preferred Shares. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely

impact the value of your investment. We are an early stage company and have not yet generated any profits GarageSkins, Inc. was formed on December 30, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GarageSkins, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 2 patents, 1 trademark, 1 Internet domain name, and multiple trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2025.

GarageSkins, Inc.

By   /s/ *Richard L Medlen*

     Name: GarageSkins, Inc.

     Title: Chair, Board of Directors

Exhibit A

FINANCIAL STATEMENTS

GARAGESKINS, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GarageSkins, Inc.
Post Falls, Idaho

We have reviewed the accompanying financial statements of GarageSkins, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of operations, statements of changes in stockholders' equity, and statements of cash flows for the years ending December 31, 2024 and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 11, 2025
Los Angeles, California

GARAGESKINS INC.
Balance Sheets
(Unaudited)

As of December 31, (USD $ in Dollars)		2024		2023
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	491,436	$	121,267
Inventory		276,504		96,869
Prepaids and Other Current Assets		61,266		32,228
Total Current Assets		**829,206**		**250,364**
Property and Equipment, net		571,559		508,031
Intangible Assets		98,105		6,670
Right-of-Use Asset		427,112		793,034
Security Deposit		31,591		-
Total Assets	$	**1,957,573**	$	**1,558,099**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	74,681	$	93,570
Current Portion of Lease Liability		416,931		392,817
Forward Financing		-		25,453
Credit Card		15,675		-
Line of Credit		-		175,774
Deferred Revenue		796,125		618,261
Other Current Liabilities		19,517		476
Total Current Liabilities		**1,322,929**		**1,306,351**
Promissory Notes and Loans, net of current portion		430,229		923,752
Lease Liability, net of current portion		98,178		400,217
Convertible Note		2,000,000		320,000
Accrued Interest		167,414		16,833
Total Liabilities		**4,018,750**		**2,967,153**
STOCKHOLDERS EQUITY				
Voting Common Stock		6,400		6,400
Non-Voting Common Stock		266,801		258,463
Series Seed Preferred Stock		1,365,745		1,365,745
Series Seed-1 Preferred Stock		558,798		278,592
Series A Preferred Stock		3,942,591		1,062,371
Additional Paid in Capital		36,377		30,485
Accumulated Deficit		(8,237,889)		(4,411,110)
Total Stockholders' Equity		**(2,061,177)**		**(1,409,054)**
Total Liabilities and Stockholders' Equity	$	**1,957,573**	$	**1,558,099**

See accompanying notes to financial statements.

GARAGESKINS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 766,284	$ 44,131
Cost of Goods Sold	2,943,885	102,998
Gross profit	**(2,177,601)**	**(58,867)**
Operating expenses		
General and Administrative	1,253,025	1,369,279
Research and Development	2,647	8,411
Sales and Marketing	239,698	62,667
Total operating expenses	**1,495,370**	**1,440,357**
Net Operating Loss	**(3,672,971)**	**(1,499,224)**
Interest Expense	244,195	231,182
Other Loss/(Income)	(90,387)	1,443
Loss before provision for income taxes	**(3,826,779)**	**(1,731,849)**
Provision/(Benefit) for income taxes	-	-
Net Loss	$ **(3,826,779)**	$ **(1,731,849)**

See accompanying notes to financial statements.

GARAGESKINS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Voting Common Stock		Non-Voting Common		Series Seed Preferred		Series Seed-1 Preferred		Series A Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2022	8,000,000	$ 6,400	731,828	$ 258,463	3,382,374	$ 1,245,133	531,052	$ 278,592	420,301	$ 300,000	$ 16,249	$ (2,679,261)	$ (574,424)
Issuance of Stock	-	-	-	-	387,548	120,612	-	-	248,222	762,371	8,343	-	891,326
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	5,892	-	5,892
Net loss	-	-	-	-	-	-	-	-	-	-	-	(1,731,849)	(1,731,849)
Balance—December 31, 2023	8,000,000	$ 6,400	731,828	$ 258,463	3,769,922	$ 1,365,745	531,052	$ 278,592	668,523	$ 1,062,371	$ 30,485	$ (4,411,110)	$ (1,409,054)
Issuance of Stock	-	-	6,119	8,338	-	-	-	-	129,129	2,281,982	-	-	2,290,320
Conversion of Debt to Equity	-	-	-	-	-	-	534,132	280,205	891,915	598,238	-	-	878,443
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	5,892	-	5,892
Net loss	-	-	-	-	-	-	-	-	-	-	-	(3,826,779)	(3,826,779)
Balance—December 31, 2024	8,000,000	$ 6,400	737,947	$ 266,801	3,769,922	$ 1,365,745	1,065,184	$ 558,798	1,689,567	$ 3,942,591	$ 36,377	$ (8,237,889)	$ (2,061,177)

See accompanying notes to financial statements.

GARAGESKINS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(3,826,779)	$	(1,731,849)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation of Property		88,945		57,053
Amortization of Intangibles		13,865		3,335
Share-based Compensation		5,892		5,892
Accrued Interest		181,172		48,989
Non-Cash Lease Expense		87,997		
Changes in operating assets and liabilities:				
Inventory		(179,635)		25,400
Prepaids and Other Current Assets		(29,038)		14,174
Deferred Revenue		177,864		228,883
Other Current Liabilities		19,041		(3,677)
Security Deposit		(31,591)		31,591
Credit Card		15,675		
Net cash used in operating activities		**(3,476,591)**		**(1,320,209)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(152,473)		(247,907)
Purchases of Intangible sset		(105,300)		-
Net cash used in investing activities		**(257,773)**		**(247,907)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		2,290,320		891,326
Forward Financing		(25,453)		(3,559)
Line of Credit		(175,774)		75,891
Borrowing on Promissory Notes and Loans		-		334,200
Repayment of Promissory Note and Loans		(234,560)		(115,272)
Convertible Note		2,250,000		320,000
Net cash provided by financing activities		**4,104,533**		**1,502,587**
Change in Cash & Cash Equivalents		**370,169**		**(65,529)**
Cash & Cash Equivalents — Beginning of the Year		121,267		186,796
Cash & Cash Equivalents — End of the Year	$	**491,436**	$	**121,267**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	63,023	$	231,182
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Issuance of Equity in Return for Note	$	878,443	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

GarageSkins Inc. was incorporated on December 24, 2014, in the state of Oregon. The financial statements of GarageSkins Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Post Falls, Idaho.

GarageSkins Inc. manufactures and sells the patented real wood garage door overlay systems known and trademarked as "GarageSkins." Although incorporated in Oregon, all manufacturing and corporate activities are located in Post Falls, Idaho, where they operate as a foreign entity. The company sells its products directly to consumers throughout the US and Canada via its website www.garageskins.com.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $132,929 and $0, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials are determined using an average method.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined that an allowance for expected credit loss was not material to these financial statements.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery & Equipment	5 years
IT Equipment	5 years
Leasehold Improvements	7 years
Vehicles	5 years

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. Two US utility patents are issued and in force, which expire in 2033. Patents will be amortized over the expected period to benefit, not to exceed the patents' lives.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite-lived.

The Company capitalizes Website development costs, which will be amortized over the expected period to be benefited, which may be as long as ten years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $239,698 and $62,667, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation for both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of real wood garage door overlay systems.

Cost of sales

Costs of goods sold include the cost of supplies and materials, wood, foam, etc.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require

additional disclosure. Subsequent events have been evaluated through April 11, 2025, which is the date the financial statements were issued.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2024	2023
Finished goods	-	1,480
Raw Materials	276,504	95,389
Total Inventory	$ 276,504	$ 96,869

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2024	2023
Accrued liabilities	19,517	-
Other current liabilities	-	476
Total Other Current Liabilities	$ 19,517	$ 476

Accounts receivable consists primarily of trade receivables, and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2024	2023
Tax Credit Receivable	56,933	30,048
Other current assets	4,333	2,180
Total Prepaids and Other Current Assets	$ 61,266	$ 32,228

5. PROPERTY AND EQUIPMENT

As of December 31, 2024 and December 31, 2023, property and equipment consists of:

As of Year Ended December 31,	2024	2023
Machinery & Equipment	$ 453,695	$ 354,190
IT Equipment	17,485	17,485
Leasehold Improvements	275,972	223,004
Vehicles	30,630	30,630
Property and Equipment, at Cost	777,782	625,309
Accumulated depreciation	(206,223)	(117,278)
Property and Equipment, Net	$ 571,559	$ 508,031

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $88,945 and $57,053, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2024 and December 31, 2023, intangible assets consist of:

As of Year Ended December 31,	2024	2023
Patents	$ 1,000	$ 1,000
Trademark	425	425
Capitalized Software	105,300	-
Website	15,250	15,250
Intangible assets, at cost	121,975	16,675
Accumulated amortization	(23,870)	(10,005)
Intangible assets, Net	$ 98,105	$ 6,670

All intangible assets have been amortized, except for the trademark, which was determined to have an indefinite useful life and therefore is not subject to amortization under U.S. GAAP. Amortization expenses for the fiscal year ended December 31, 2024, and 2023 were in the amount of $13,865 and $3,335, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2024:

Period		Amortization Expense
2025	$	13,865
2026		13,865
2027		13,865
2028		13,865
Thereafter		42,220
Total	$	97,680

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Voting Common Stock

The Company is authorized to issue 15,240,000 shares of Voting Common Stock with a par value of $0.0008 per share. As of December 31, 2024, and December 31, 2023, 8,000,000 shares have been issued and were outstanding.

Non-Voting Common Stock

The Company is authorized to issue 1,700,000 shares of Non-Voting Common Stock with no par value. As of December 31, 2024, and December 31, 2023, 737,947 and 731,828 shares have been issued and were outstanding, respectively.

Series Seed Preferred Stock

The Company is authorized to issue 3,850,000 shares of Series Seed Preferred Stock with a par value of $0.3747 per share. As of December 31, 2024, and December 31, 2023, 3,769,922 shares were issued and outstanding.

Series Seed-1 Preferred Stock

The Company is authorized to issue 1,065,184 shares of Series Seed-1 Preferred Stock with a par value of $0.5246 per share. As of December 31, 2024, and December 31, 2023, 1,065,184 and 531,052 shares have been issued and were outstanding, respectively.

Series A Preferred Stock

The Company is authorized to issue 2,850,000 shares of Series A Preferred Stock with a par value of $0.7139 per share. As of December 31, 2024, and December 31, 2023, 1,689,567 and 668,523 shares were issued and outstanding, respectively.

8. SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 800,590 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of three years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**301,883**	**$ 0.06**	**9.35**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**301,883**	**$ 0.06**	**8.53**
Exercisable Options at December 31, 2023	**167,343**	**$ 0.06**	**8.53**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**301,883**	**$ 0.06**	**6.53**
Exercisable Options at December 31, 2024	**267,971**	**$ 0.06**	**6.53**

Stock option expenses for the years ended December 31, 2024, and December 31, 2023 were $5,892 and $5,892, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**133,452**	**$ 0.06**	**-**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**133,452**	**$ 0.06**	**9.17**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	**133,452**	**$ 0.06**	**7.67**

The fair value of the warrants was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The change in fair value of the warrant awards recognized in statements of operations during 2024 and 2023 was $0 and $0, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loan agreements. The details of the Company's loans, notes, and the terms are as follows:

						As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Interest	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Revolving Balance Loan Agreement- Doornink Investments Ltd.	$ 250,000	5.00%	-	01/11/2021	Converted into Series Seed 1	$ -	$ -	$ -	$ -	$ 277,852	$ 277,852
Revolving Balance Loan Agreement- Doornink Investments Ltd.	200,000	5.00%	-	24/06/2022	2026	-	215,477	215,477	-	215,477	215,477
Revolving Balance Promissory Note- Julie Medlen	200,000	0.00%	-	18/02/2022	2029	-	214,752	214,752	-	238,752	238,752
Line of Credit Promissory Note-Julie Medlen	15,000	0.00%	-	01/06/2017	2029	-	-	-	-	19,495	19,495
Revolving Balance Loan Agreement- Doornink Investments Ltd.	50,000	5.00%	-	12/07/2023	2025	51,216	-	51,216	-	51,216	51,216
Business Loan and security agreement- FinWise Bank	90,000		$ 36,450	23/03/2023	15 months	-	-	-	53,153	-	53,153
Revolving Balance Loan Agreement-Julie Medlen	8,200	5.00%	-	19/12/2023	2025	-	-	-	-	8,215	8,215
Revolving Balance Loan Agreement-Julie Medlen	88,000	5.00%	-	19/09/2023	2025	-	-	-	-	89,280	89,280
2BMCALLISTER LLC - Loan agreement	25,000		$ 5,000	11/09/2023	11/04/2024	-	-	-	30,000	-	30,000
Revolving Balance Loan Agreement- Doornink Investments Ltd.	23,000	5.00%	-	05/06/2023	2025	23,465	-	23,465	-	23,465	23,465
Fundation	50,000		-	01/05/2023	Paid off in 2024	-	-	-	10,417	-	10,417
Total						**$ 74,681**	**$ 430,229**	**$ 504,910**	**$ 93,570**	**$ 923,752**	**$ 1,017,322**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 74,681
2026	215,477
2027	-
2028	-
2029	214,752
Thereafter	-
Total	**$ 504,910**

Convertible Note

The Company issued convertible loan notes in 2024. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2024			As of December 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2023 Convertible Note	$ 320,000	12.00%	07/24/2023	Converted into Stock	$ -	$ -	$ -	$ -	$ 320,000	$ 320,000
2024 Convertible Note	2,000,000	8.00%	04/12/2024	24 months	-	2,000,000	2,000,000	-	-	-
Total					**$ -**	**$ 2,000,000**	**$ 2,000,000**	**$ -**	**$ 320,000**	**$ -**

The note will be convertible into Conversion Shares pursuant to the following events:

Next Equity Financing Conversion:
Upon the closing of the Company's next equity financing with aggregate gross proceeds of at least $1,000,000 (a "Qualified Equity Financing"), the outstanding principal and unpaid accrued interest on the note will automatically convert into the same class of equity securities issued in such financing (the "Conversion Shares"). The number of shares issued upon conversion will be calculated by dividing the outstanding principal and interest by the lower of (i) 80% of the per-share price paid by the investors in Qualified Equity Financing or (ii) the price per share based on a pre-money valuation cap of $5,000,000. The Company may elect to pay accrued interest in cash at the time of conversion. The conversion will be subject to the same terms and conditions as those applicable to the equity securities issued in the financing.

Corporate Transaction Conversion:
If a change of control or similar corporate transaction occurs prior to the conversion or maturity of the note, the holder may elect to either: (a) receive repayment in full of the outstanding principal and accrued interest, or (b) convert the note into Conversion Shares based on the same pricing mechanism as described above.

Maturity Conversion:
If the note remains outstanding as of the maturity date (December 1, 2025), the holder may elect to convert the outstanding balance and accrued interest into Conversion Shares using the same formula as for Qualified Equity Financing.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

Lease

The company has entered into an operating lease agreement for certain business premises. The Company's lease has terms maturing in 2026. Rent expenses are recorded on a straight-line basis over the lease term.
The weighted average discount rate for operating leases as of December 31, 2024, and 2023 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

As of	December 31, 2024
2025	$ 416,931
2026	104,233
2027	-
2028	-
2029	
Thereafter	(6,055)
Total	$ 515,109

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (1,025,577)	$ (409,879)
Valuation Allowance	1,025,577	409,879
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023 are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (2,032,600)	$ (1,007,023)
Valuation Allowance	2,032,600	1,007,023
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $7,584,327, and the Company had state net operating loss ("NOL") carryforwards of approximately $7,584,327. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On February 18, 2022, the company entered into a Revolving Balance Loan Agreement with Julie Medlen in the amount of $200,000. The loan bears an interest rate of 5% and incurred a penalty of $69,000 due to a note not being repaid within 55 days. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $249,577 and $238,752, respectively.

On June 24, 2022, the Company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member, Ronald Doornink) in the amount of $200,000. The loan bears an interest rate of 5%. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $227,289 and $215,477, respectively.

On June 5, 2023, the Company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member, Ronald Doornink) in the amount of $23,000. The loan bears an interest rate of 5%. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $24,688 and $23,465, respectively.

On July 12, 2023, the Company entered into a Revolving Balance Loan Agreement with Doornink Investments, LTD (solely owned by shareholder and Board member, Ronald Doornink) in the amount of $50,000. The loan bears an interest rate of 5%. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $53,879 and $51,216, respectively.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $3,672,971, an operating cash flow loss of $3,476,591, and liquid assets in cash of $491,436, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Richard L Medlen, Principal Executive Officer of GarageSkins, Inc., hereby certify that the financial statements of GarageSkins, Inc. included in this Report are true and complete in all material respects.

Richard L Medlen

Chair, Board of Directors